Filed Pursuant to Rule 424(b)(2)
Registration No. 333-170866

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 27, 2012)

Korea Finance Corporation

US$500,000,000 2.25% Notes due 2017

Our US$500,000,000 aggregate principal amount of notes due 2017 (the “Notes”) will bear interest at a rate of 2.25% per annum. Interest on the Notes is payable semi-annually in arrears on February 7 and August 7 of each year, beginning on February 7, 2013. The Notes will mature on August 7, 2017. The “Redemption for Tax Reasons” described in “Description of the Securities—Description of the Debt Securities—Redemption for Tax Reasons” of the accompanying prospectus does not apply to the Notes. See “Description of The Notes—No Redemption for Tax Reasons”.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.251%	US$	496,255,000
Underwriting discount	0.250%	US$	1,250,000
Proceeds to us (before deduction of expenses)	99.001%	US$	495,005,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including August 7, 2012.

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing of the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained in this prospectus supplement or the accompanying prospectus. Approval in-principle from, and admission of the Notes to the Official List of, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. Currently, there is no public market for the Notes.

The Notes are expected to be delivered to investors through the book-entry facilities of The Depository Trust Company on or about August 7, 2012.

Joint Bookrunners & Lead Managers

BofA Merrill Lynch	Deutsche Bank	HSBC	Korea Development Bank	Morgan Stanley

Prospectus Supplement dated July 31, 2012

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

Prospectus

Certain Defined Terms and Conventions	1
Use of Proceeds	2
Korea Finance Corporation	3
Overview	3
Capitalization	5
Business	5
Selected Financial Statement Data	8
Operations	14
Sources of Funds	21
Debt	23
Property	25
Directors and Management; Employees	25
Consolidated Subsidiaries	26
Tables and Supplementary Information	29
Financial Statements and the Auditors	35
The Republic of Korea	122
Land and History	122
Government and Politics	123
The Economy	127
Principal Sectors of the Economy	135
The Financial System	141
Monetary Policy	145
Balance of Payments and Foreign Trade	149
Government Finance	156
Debt	158
Tables and Supplementary Information	160
Description of the Securities	165
Description of Debt Securities	165
Description of Warrants	172
Terms Applicable to Debt Securities and Warrants	173

Limitations on Issuance of Bearer Debt Securities and Bearer Warrants	175
Taxation	176
Korean Taxation	176
United States Tax Considerations	177
Plan of Distribution	184
Legal Matters	185
Authorized Representatives in the United States	185
Official Statements and Documents	185
Experts	185
Forward-Looking Statements	186
Further Information	188

Certain Defined Terms and Conventions

All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless the context otherwise requires or otherwise indicates, references to “we”, “us” or “our” mean Korea Finance Corporation and its consolidated subsidiaries, and references to “KoFC” or the “Issuer” mean Korea Finance Corporation, excluding its subsidiaries.

In this prospectus supplement, where information has been prepared in thousands, millions or billions of units, amounts may have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

KoFC’s non-consolidated financial information as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011 included in this prospectus supplement has been prepared in accordance with the Financial Services Commission (the “FSC”)’s Supervisory Regulations on Korea Finance Corporation (the “KoFC Supervisory Regulations”), summarized in “Notes to Consolidated Financial Statements of December 31, 2011 and 2010—Note 2” in the accompanying prospectus.

In addition, we include certain financial information of the Korea Development Bank (“KDB”), the principal subsidiary of KDB Financial Group (“KDBFG”), which is our consolidated subsidiary, in this prospectus supplement. Commencing in 2011, KDB prepares its financial statements in accordance with International Financial Reporting Standards as adopted in Korea (“Korean IFRS” or “K-IFRS”) and KDB’s separate and consolidated financial information as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011 included in this prospectus has been prepared in accordance with Korean IFRS, which differs in certain significant respects from generally accepted accounting principles in Korea (“Korean GAAP”) and the KoFC Supervisory Regulations. As a result, KDB’s separate and consolidated K-IFRS financial information included in this prospectus supplement is not comparable with KoFC’s non-consolidated financial information included in this prospectus supplement. References in this prospectus supplement to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis.

Additional Information

The information in this prospectus supplement is in addition to the information contained in our prospectus dated June 27, 2012. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-170866, as amended, relating to our debt securities, with or without warrants, which is on file with the U.S. Securities and Exchange Commission.

We are Responsible for the Accuracy of the Information in this Document

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included so as not to mislead potential investors. The statement made in the preceding sentence is not intended to be a disclaimer or limitation of liability under the federal securities laws.

The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, and admission of the Notes to the Official List of, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and should not be used to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions”.

Information Presented Accurate as of Date of Document

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

Issuer	Korea Finance Corporation

Notes offered	US$500,000,000 2.25% Notes due 2017

Maturity	August 7, 2017

Issue Price	99.251%

Interest Payment Dates	February 7 and August 7 of each year, commencing February 7, 2013

Redemption at Maturity	Unless previously redeemed for tax reasons as provided below, we may not redeem the Notes prior to maturity.

Redemption for Tax Reasons	The “Redemption for Tax Reasons” described in “Description of the Securities—Description of the Debt Securities—Redemption for Tax Reasons” of the accompanying prospectus does not apply to the Notes. Accordingly, we will not have an option to redeem the Notes for tax reasons.

Ranking of the Notes	The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations, rank at least equally in right of payment among themselves, regardless of when issued, and rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Denomination; Form	The Notes will be denominated in principal amounts of US$200,000 and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more fully registered global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Negative Pledge Covenant

If any Notes are outstanding, we will not create or permit any security interest on the whole or any part of our assets, present or future, to secure for the benefit of the holders of any International Investment Securities (as defined in “Description of the Securities—Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus) (i) payment of any sum due in respect of any such securities, (ii) any payment under any guarantee of any such securities or (iii) any payment under any indemnity or other like obligation relating to any such securities, without in any such case at the same time according to the Notes the same security as is granted to or is outstanding in respect of such International Investment Securities, guarantee, indemnity or other like obligation. See “Description of the Securities—Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Events of Default	The Notes will contain certain events of default, the occurrence of which may permit holders of the Notes to accelerate our obligations under the Notes prior to maturity. See “Description of the Securities—Description of the Debt Securities—Events of Default” in the accompanying prospectus.

Listing and Trading	Approval in-principle has been received from the SGX-ST for the listing of the Notes. Settlement of the Notes is not conditioned on obtaining the listing. The Notes will be traded on the SGX-ST in a minimum board lot size of S$200,000 for so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require.

Further Issues	We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects (except for the amount of the first interest payment and for the interest paid on the Notes prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding Notes to form a single series. We will not issue any such additional debt securities unless such additional securities have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Delivery of the Notes	We expect to make delivery of the Notes, against payment in same-day funds on or about August 7, 2012, which will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

Underwriting	The Korea Development Bank, one of the underwriters, is our affiliate and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons. See “Underwriting—Relationship with the Underwriters”.

USE OF PROCEEDS

The net proceeds from the issue of the Notes, after deducting the underwriting discount but not estimated expenses, will be US$495,005,000. We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans.

RECENT DEVELOPMENTS

This section provides information that supplements the information about us and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated June 27, 2012. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

KOREA FINANCE CORPORATION

KoFC’s non-consolidated financial information as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011 in this prospectus supplement has been prepared in accordance with the KoFC Supervisory Regulations. KDB’s separate and consolidated financial information as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011 in this prospectus supplement has been prepared under Korean IFRS, which differs in certain significant respects from generally accepted accounting principles in Korean GAAP and the KoFC Supervisory Regulations.

Selected Financial Statement Data

Balance Sheet Data

The following table presents unaudited non-consolidated balance sheet data of KoFC as of March 31, 2012 and December 31, 2011, which have been derived from KoFC’s unaudited non-consolidated balance sheet as of March 31, 2012 and December 31, 2011 prepared in accordance with the KoFC Supervisory Regulations:

KoFC Non-Consolidated Balance Sheet Data

	As of March 31, 2012	As of December 31, 2011
	(non-consolidated) (unaudited)
	(billions of Won)
Balance Sheet Data
Total Loans (1)	18,136.5	17,323.4
Total Borrowings (2)	39,147.2	37,082.8
Total Assets	65,306.6	62,695.2
Total Liabilities	42,560.9	40,193.8
Equity	22,745.7	22,501.4

(1)	Gross amount without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include borrowings and policy finance bonds.

The following table presents selected consolidated balance sheet data of KDB, KDBFG’s principal subsidiary, as of March 31, 2012 and December 31, 2011, which have been derived from KDB’s unaudited consolidated balance sheet as of March 31, 2012 and December 31, 2011 prepared in accordance with Korean IFRS:

KDB Consolidated Balance Sheet Data

	As of March 31, 2012	As of December 31, 2011
	(consolidated) (unaudited)
	(billions of Won)
Balance Sheet Data
Total Loans (1)	86,327.6	83,668.9
Total Borrowings (2)	107,054.2	103,624.2
Total Assets	153,986.5	149,021.8
Total Liabilities	133,363.4	128,448.1
Equity	20,623.1	20,573.7

(1)	Gross amount, which includes equipment capital loans, working capital loans and other loans (including call loans, domestic usance, bills of exchange bought, debentures accepted by private subscription, bonds purchased, inter-bank loans, local letters of credit negotiation, loan-type suspense accounts pursuant to the applicable guidelines and other loans) without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include deposits, call money, borrowings, bonds sold under repurchase agreements, bills sold and industrial finance bonds.

The following table presents selected separate balance sheet data of KDB, KDBFG’s principal subsidiary, as of March 31, 2012 and December 31, 2011, which have been derived from KDB’s unaudited separate balance sheet as of March 31, 2012 and December 31, 2011 prepared in accordance with Korean IFRS:

KDB Separate Balance Sheet Data

	As of March 31, 2012	As of December 31, 2011
	(separate) (unaudited) (billions of Won)
Balance Sheet Data
Total Loans (1)	84,038.8	81,380.7
Total Borrowings (2)	102,657.4	99,253.5
Total Assets	132,767.2	127,874.4
Total Liabilities	115,045.6	110,216.4
Equity	17,721.5	17,658.0

(1)	Gross amount, which includes equipment capital loans, working capital loans and other loans (including call loans, domestic usance, bills of exchange bought, debentures accepted by private subscription, bonds purchased, inter-bank loans, local letters of credit negotiation, loan-type suspense accounts pursuant to the applicable guidelines and other loans) without adjusting for allowance for loan losses, present value discounts and deferred loan fees.
(2)	Total Borrowings include deposits, call money, borrowings, bonds sold under repurchase agreements, bills sold and industrial finance bonds.

Income Statement Data

The following table presents unaudited non-consolidated income statement data of KoFC for the three months ended March 31, 2012 and 2011, which have been derived from KoFC’s unaudited non-consolidated income statement for the three months ended March 31, 2012 and 2011 prepared in accordance with the KoFC Supervisory Regulations:

KoFC Non-Consolidated Income Statement Data

	Three Months Ended March 31,
	2012	2011
	(non-consolidated) (unaudited) (billions of Won)
Income Statement Data
Total Interest Income	250.7	183.0
Total Interest Expenses	371.7	333.8
Net Interest Loss	(121.0)	(150.8)
Operating Revenues	514.3	273.1
Operating Expenses	494.3	397.9
Net Income (Loss)	271.1	290.0

For the three months ended March 31, 2012, KoFC had non-consolidated net income of (Won)271.1 billion compared to non-consolidated net income of (Won)290.0 billion for the three months ended March 31, 2011.

Principal factors for the decrease in net income in the three months ended March 31, 2012 compared to the three months ended March 31, 2011 included:

•

a decrease in net valuation gain on equity method investments to (Won)334.4 billion in the three months ended March 31, 2012 from (Won)420.0 billion in the corresponding period of 2011, primarily due to a decrease in gain on valuation of equity method investments on KDBFG shares; and

•

an increase in income tax expense to (Won)83.4 billion in the three months ended March 31, 2012 from (Won)5.4 billion in the corresponding period of 2011, primarily due to (i) increases in deferred income tax liabilities and (ii) an increase in the rate of statutory income tax (including resident surtax) applicable to KoFC to 24.2% for the three months ended March 31, 2012 from 22.0% for the corresponding period of 2011.

The above factors were partially offset by an increase in gain on disposal of available-for-sale securities to (Won)108.6 billion in the three months ended March 31, 2012 from (Won)0.0 billion in the corresponding period of 2011, primarily due to a gain from the sale of KoFC’s equity interest in SK Hynix Inc.

The following table presents selected consolidated income statement data of KDB, KDBFG’s principal subsidiary, for the three months ended March 31, 2012 and 2011, which have been derived from KDB’s unaudited consolidated income statement for the three months ended March 31, 2012 and 2011 prepared in accordance with Korean IFRS:

KDB Consolidated Income Statement Data

	Three Months Ended March 31,
	2012	2011
	(consolidated) (unaudited) (billions of Won)
Income Statement Data
Total Interest Income	1,363.0	1,193.9
Total Interest Expenses	846.2	717.0
Net Interest Income	516.8	476.9
Operating Income	463.2	619.1
Net Income	372.4	539.6

The following table presents selected separate income statement data of KDB, KDBFG’s principal subsidiary, for the three months ended March 31, 2012 and 2011, which have been derived from KDB’s unaudited separate income statement for the three months ended March 31, 2012 and 2011 prepared in accordance with Korean IFRS:

KDB Separate Income Statement Data

	Three Months Ended March 31,
	2012	2011
	(separate) (unaudited) (billions of Won)
Income Statement Data
Total Interest Income	1,248.9	1,056.8
Total Interest Expenses	817.5	662.4
Net Interest Income	431.4	394.4
Operating Income	481.5	708.7
Net Income	374.2	568.6

For the three months ended March 31, 2012, KDB had net income of (Won)374.2 billion compared to net income of (Won)568.6 billion for the three months ended March 31, 2011, on a separate K-IFRS basis.

Principal factors for the decrease in net income for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 included:

•

a decrease in net gain from foreign currency transactions and derivative financial instruments to (Won)73.0 billion in the three months ended March 31, 2012 from (Won)266.5 billion in the corresponding period of 2011, primarily due to valuation losses on derivative financial instruments, especially a valuation loss on Kumho Petrochemical convertible bonds; and

•

an increase in credit loss expense to (Won)106.3 billion in the three months ended March 31, 2012 from (Won)25.7 billion in the corresponding period of 2011, primarily due to an increase in non-performing loans, especially among small- and medium-sized enterprises.

The above factors were partially offset by an increase in net interest income to (Won)431.4 billion in the three months ended March 31, 2012 from (Won)394.4 billion in the corresponding period of 2011, primarily due to an increase in interest-bearing assets exceeding an increase in interest-bearing liabilities.

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first quarter of 2012 was 2.8% at chained 2005 year prices, as aggregate private and general government consumption expenditures increased by 2.2%, exports of goods and services increased by 4.7% and gross domestic fixed capital formation increased by 4.6%, each compared with the corresponding period of 2011.

Prices, Wages and Employment

The inflation rate was 3.0% in the first quarter of 2012, compared to the corresponding period of 2011. The unemployment rate was 3.5% in the first quarter of 2012.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 1,854.0 on June 29, 2012 and 1,843.8 on July 30, 2012.

Monetary Policy

Interest Rates

On July 12, 2012, The Bank of Korea cut its policy rate to 3.0% from 3.25%, in order to address international financial market instability and the slowdown of the domestic economy.

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,153.8 to US$1.00 on June 29, 2012 and Won 1,139.9 to US$1.00 on July 30, 2012.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$2.6 billion in the first quarter of 2012. The current account surplus in the first quarter of 2012 was the same as the current account surplus of US$2.6 billion in the corresponding period of 2011, primarily due to a decrease in surplus from the goods account which offset a decrease in deficit from the service account and an increase in surplus from the income account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$1.7 billion in the first quarter of 2012. Exports increased by 3.0% to US$134.9 billion and imports increased by 7.5% to US$133.3 billion from US$131.0 billion of exports and US$124.0 billion of imports, respectively, in the corresponding period of 2011.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$312.4 billion as of June 30, 2012.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the United States Securities and Exchange Commission as exhibits to the registration statement no.333-170866.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

The Notes will be issued under the fiscal agency agreement, dated as of September 20, 2010, between us and Citibank, N.A., as fiscal agent (the “Fiscal Agent”). The Fiscal Agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$500,000,000 aggregate principal amount and will mature on August 7, 2017 (the “Maturity Date”). The Notes will bear interest at the rate of 2.25% per annum, payable semi-annually in arrears on February 7 and August 7 of each year (each, an “Interest Payment Date”), beginning on February 7, 2013. Interest on the Notes will accrue from August 7, 2012. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay. We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption at Maturity

Unless previously redeemed for tax reasons as provided in the accompanying prospectus, we may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

No Redemption for Tax Reasons

The “Redemption for Tax Reasons” described in “Description of the Securities—Description of the Debt Securities—Redemption for Tax Reasons” of the accompanying prospectus does not apply to the Notes. All paragraphs under the heading “Redemption for Tax Reasons” on pages 166 and 167 of the accompanying prospectus shall be deleted. Accordingly, we will not have an option to redeem the Notes for tax reasons.

Form and Registration

The Notes will be issued in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. DTC, or its nominee, will therefore be considered the sole owner or holder of the Notes represented by each global note for all purposes under the Note and the fiscal agency agreement. Except as specified below, beneficial owners:

•	will not be entitled to have any of the Notes represented by the global note registered in their names;

•	will not receive physical delivery of any Notes in definitive form;

•	will not be considered the owners or holders of the Notes;

•

must rely on the procedures of DTC and, if applicable, any participants (institutions that have accounts with DTC or its nominee, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from DTC or its participants rather than directly from us.

We understand that, under existing industry practice, DTC and its participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the Notes. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream”.

We will register the Notes in the name of a person other than DTC or its nominee only if:

•	DTC is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have the Notes represented by a global note.

In either such instance, an owner of a beneficial interest in a global note will be entitled to registration of a principal amount of Notes equal to its beneficial interest in its name and to physical delivery of the Notes in definitive form.

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global note. DTC keeps records of the ownership and transfer of beneficial interests in the global note by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global note by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global note will be made to DTC or its nominee. When DTC receives payment of principal or interest on the global note, we expect DTC to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global note. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global note with amounts that correspond to the owners’ respective beneficial interests in the global note.

DTC and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global note. DTC and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global note, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between DTC and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global note.

The Fiscal Agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Paying Agent; Transfer Agent; Registrar

The Fiscal Agent will serve as the initial paying agent, transfer agent and registrar.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing the Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth above. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

All notices or communications to a registered holder of the Notes shall be sufficient if given in writing in the English language and delivered by depositing such notice or communication by first class mail (air mail in the case of holders whose addresses appearing in the register are in a country other than the United States of America), postage prepaid, addressed to such registered holder at its address as it then appears in the register. All notices regarding the Notes will be published in London in the Financial Times and in New York in The Wall Street Journal (U.S. Edition). If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation in London or New York, respectively, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of the Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you (excluding payments to your permanent establishment in Korea) on the debt securities denominated in a foreign currency issued outside of Korea, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

If the tax exemption under current Korean tax law referred to above were to cease to be in effect, the rate of income tax or corporation tax applicable to interest on the debt securities for you would be 15.4% (including local income tax) of interest income, which may be reduced or exempt by an applicable tax treaty between Korea and your country.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, if (i) such sale, exchange or disposition is made to other non-residents or non-Korean corporations (other than their permanent establishments in Korea) or (ii) such sale, exchange or disposition takes place outside Korea, provided that the issuance of the debt securities is deemed to be an overseas issuance under Korean tax law. If you sell, exchange or otherwise dispose of the debt securities to a Korean resident or a Korean corporation (or the permanent establishment in Korea of a non-resident or a non-Korean corporation) and such sale, exchange or disposition is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lower of (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs) 22% of net gain or 11% of the gross sale proceeds with respect to such transaction), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to “Taxation—Korean Taxation—Tax Treaties” in the accompanying prospectus.

For a discussion of certain Korean tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. Interest income earned on a Note will constitute foreign-source income for U.S. federal income tax purposes and generally should constitute “passive category” income for purposes of calculating a U.S. holder’s foreign tax credit limitation. As described under “Taxation—Korean Taxation” above and in the accompanying prospectus, payments of interest to a U.S. holder may in certain circumstances be subject to Korean withholding tax. The amount of interest taxable to a U.S. holder as described under “Taxation—United States Tax Considerations—Payments or Accruals of Interest” in the accompanying prospectus will include any amounts withheld in respect of Korean taxes and any additional amounts paid pursuant to the Notes as described in “Description of the

Securities—Description of Debt Securities—Additional Amounts” in the accompanying prospectus. Subject to applicable limitations, Korean income taxes withheld from interest income on a Note at a rate not in excess of any applicable treaty rate may be creditable against a U.S. holder’s U.S. federal income tax liability. Under certain circumstances as described under “Taxation—Korean Taxation” in the accompanying prospectus, a U.S. holder may be subject to Korean withholding tax upon the sale or other disposition of Notes. A U.S. holder eligible for benefits of the Korea-U.S. tax treaty, which exempts capital gains from tax in Korea, would not be eligible to credit against its U.S. federal income tax liability any such Korean tax withheld. U.S. holders should consult their own tax advisers with respect to their eligibility for benefits under the Korea-U.S. tax treaty and, in the case of U.S. holders that are not eligible for treaty benefits, their ability to credit any Korean tax withheld upon sale of the Notes against their U.S. federal income tax liability. The rules governing foreign tax credits are complex and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated July 31, 2012 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally and not jointly, and each of the Underwriters has severally and not jointly agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of Underwriters	Principal Amount of the Notes
Deutsche Bank AG, Singapore Branch	US$	112,250,000
The Hongkong and Shanghai Banking Corporation Limited		112,250,000
The Korea Development Bank		51,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		112,250,000
Morgan Stanley & Co. International plc		112,250,000

Total	US$	500,000,000

The Korea Development Bank, one of the Underwriters, is our affiliate and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons. Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters, or certain of their respective affiliates acting as selling agents, initially propose to offer the Notes directly to the public at the offering price described on the cover page of this prospectus supplement. Any Underwriter may allow, and any such dealer may reallow, a concession to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received from the SGX-ST for the listing of the Notes. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

The amount of net proceeds is US$495,005,000 after deducting the underwriting discounts but not estimated expenses. Expenses associated with this offering are estimated to be approximately US$150,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about August 7, 2012, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed, severally and not jointly, to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that:

•

it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea, or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and

•

any securities dealer to whom the Underwriters may sell the Notes will agree that it will not offer any Notes, directly or indirectly, in Korea, or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended); it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with the other relevant laws of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571)

of Hong Kong and any rules made under that Ordinance or (ii) in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are or are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder.

Singapore

Each Underwriter has severally represented and agreed that neither the preliminary prospectus nor the prospectus have been or will be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”). Accordingly, each Underwriter has severally represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the preliminary prospectus or the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than under exemptions provided in the SFA for offers made (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA, or (in the case of such trust), where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	pursuant to Section 276(7) of the SFA.

Price Stabilization and Short Position

In connection with this offering, The Hongkong and Shanghai Banking Corporation Limited (the “Stabilizing Manager”) or any person acting for it, on behalf of the Underwriters, may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions, penalty bids and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Penalty bid occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters or the Stabilizing Manager has repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions. Stabilizing transactions consist of certain bids or purchases of Notes in the open market for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Kim & Chang, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell LLP, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell LLP may rely as to matters of Korean law upon the opinions of Kim & Chang, and Kim & Chang may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Our President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—Korea Finance Corporation.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 2009 as a government-owned policy finance institution pursuant to the Korea Finance Corporation Act. The address of our registered office is 16 Yeouido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea.

The issue of the Notes has been authorized by a decision of our President dated July 23, 2012. On July 23, 2012, we filed our reports on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the U.S. Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	ISIN	CUSIP	Common Code
Notes	US50065TAD54	50065T AD5	081084548

HEAD OFFICE OF KoFC

16 Youido-dong,

Youngdeungpo-gu, Seoul 150-873

The Republic of Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

21st Floor

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

LEGAL ADVISORS TO KoFC

as to Korean law	as to U.S. law

Kim & Chang Seyang Building 223 Naeja-dong, Jongno-gu Seoul 110-720 The Republic of Korea	Cleary Gottlieb Steen & Hamilton LLP c/o 39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road Hong Kong

AUDITOR OF KoFC

Ernst & Young

3rd to 8th Floor, Taeyoung Building

10-2 Youido-dong

Youngdeungpo-gu, Seoul 150-777

The Republic of Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542